UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: August 21, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____       No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX WILL SUBMIT A COMPLAINT
SEEKING INTERNATIONAL ARBITRATION

MONTERREY, MEXICO, August 20, 2008- CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it will submit a complaint seeking international arbitration before the International Center for Settlement of Investment Disputes following the Venezuelan Government’s confiscation of assets, deprivation of rights of CEMEX Venezuela as well as the initiation of the expropriation of CEMEX’s business.

CEMEX believes the confiscation and subsequent start of the expropriation process is a flagrant violation of the Constitution, Law of Expropriation and other laws of Venezuela. CEMEX also believes the Venezuelan Government’s actions highlight a lack of respect for the principles of international law and the treaties relating to reciprocal protection of investments which forbid the occupation of goods and deprivation of rights without fair and effective compensation and without an expropriation procedure.

CEMEX has always been respectful of legally based sovereign decisions, as well as the legal and regulatory frameworks that exist within the countries in which it maintains an operational presence, but it has an obligation to its shareholders to defend its business interests.

After careful analysis, CEMEX determined that it could not accept the compensation proposal offered by the Government of Venezuela as part of its ongoing process to nationalize its assets. CEMEX believes that the offer of US$650 million significantly undervalues its business in Venezuela.

In addition, the offer presented to CEMEX is lower, proportionally, than the ones offered to the European cement companies, considering value per ton of installed capacity and EBITDA multiple.

CEMEX has always been open to engage in dialogue with the Government of Venezuela and intends to continue to seek an equitable resolution for all parties.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	August 21, 2008	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller